

January 3, 2011

Mr. Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re:** **Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **File No. 000-20900**

Dear Mr. Karmanos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 1. Business

General

1. We note that you have not provided any discussion of backlog in the filing, but refer to backlog with respect to Covisint in your fourth quarter earnings conference call on May 20, 2010. To the extent material, information regarding backlog should be disclosed as required by Item 101(c)(1)(viii) of Regulation S-K. Please tell us what consideration you gave to disclosing firm backlog orders with respect to any of your segments or business as a whole.

Mr. Peter Karmanos, Jr.
Compuware Corporation
January 3, 2011
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 29

2.   Aside from your brief discussion of certain key initiatives in fiscal 2010 (i.e., the Gomez
        acquisition and certain divestitures), your "Overview" appears to be more in the nature of
        a summary of certain financial results than a balanced, executive-level discussion that
        identifies the most important themes or other significant matters with which management
        is primarily concerned in evaluating the company's financial condition and operating
        results. In this regard, we note significant discussion during your fourth quarter earnings
        call on May 20, 2010 regarding specific growth drivers, analyzing segment performance,
        and detailing expectations for fiscal 2011. Further, during that call your chief financial
        officer noted that in fiscal 2010 the company "materially redefined [its] market strategy
        and corporate focus." Consider expanding your "Overview" to provide a balanced
        discussion of the foregoing matters, economic or industry-wide factors relevant to the
        company, and the material operational risks and challenges facing you and how
        management is dealing with these issues. Refer to Section III.A of SEC Release No. 33-
        8350.

Management's Discussion of Critical Accounting Policies and Estimates

Impairment of Goodwill and Other Intangible Assets, page 44

3.   We note on page 76 that your goodwill evaluation resulted in fair values that exceeded
        each segment's carrying value as of March 31, 2010 and 2009. To the extent that any of
        your reporting units have an estimated fair value that is not substantially in excess of the
        carrying value and is at potential risk of failing step one of your goodwill impairment
        analysis, please tell us and disclose in future filings:

        •   The percentage by which fair value exceeded carrying value as of the most recent
            step-one test;
        •   The amount of goodwill allocated to each reporting unit;
        •   A description of the methods and key assumptions used and how the key assumptions
            were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions; and
        •   A description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in
future filings.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 58

4.   We note you have early adopted ASU No. 2009-13. Please describe the significant factors, inputs, assumptions, and methods used to determine estimated selling price. As part of your response, tell us how you considered disclosing your methods for determining estimated selling price in accordance with ASC 605-25-50-2(e).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Security Ownership of Management and Major Shareholders, page 7

5.   Please tell us the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as The Vanguard Group, Inc. and Dodge & Cox. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act. Confirm that you will provide this information in future filings.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Compensation Committee Report, page 26

6.   It appears that Mr. Romney served on the Compensation Committee during fiscal 2010. Please explain why Mr. Romney's name does not appear below the required disclosure in the Compensation Committee report. Refer to Item 407(e)(5)(ii) of Regulation S-K and Question 133.07 of the Regulation S-K Compliance and Disclosure Interpretations.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Related Party Transactions, page 35

7.   You do not appear to have provided disclosure fully responsive to Item 404(b) of Regulation S-K. In this regard, while we note that your code of conduct requires transactions between the company and its executive officers and directors to be approved by the Audit Committee, it is not clear what standards apply (and whether the company

permits de minimis exceptions), how such transactions are identified, and whether your approval policy is in writing. Accordingly, please enhance your disclosure to provide the information required by Items 404(b)(1) and (2) of Regulation S-K.

Signatures

8.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See General Instruction D.2 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551- 3548, Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief